Innovative Eyewear, Inc.

11900 Biscayne Blvd., Suite 630
Miami, Florida 33181

August 9, 2022

VIA EDGAR

Alan Campbell

Division of Corporation Finance

Office of Life Sciences
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Innovative Eyewear, Inc.
Registration Statement on Form S-1
Filed December 13, 2021, as amended
File No. 333-261616

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Eyewear, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Thursday, August 11, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP